Exhibit 99.1

Harry Winston Diamond Corporation's Fiscal 2013 Fourth Quarter and Year-End Results to be released Wednesday, April 3, 2013

TORONTO, March 20, 2013 /CNW/ - Harry Winston Diamond Corporation (TSX: HW) (NYSE: HWD) (the "Company"), will release its Fiscal 2013 Fourth Quarter and Year-End results for the period ended January 31, 2013, after market hours on Wednesday, April 3rd, 2013.

Beginning at 8:30AM (ET) on Thursday, April 4th, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 800-299-8538 within North America or 617-786-2902 from international locations and entering passcode 80556554.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, April 18th, 2013 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 39398597.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 per cent ownership interest in the Diavik Diamond Mine. The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Tokyo, and Beverly Hills.

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or
rchetwode@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 10:30e 20-MAR-13